--------------------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 14D-1
                              (Amendment No. 6)
               Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                                  Conrail Inc
                           (Name of Subject Company)

                         Norfolk Southern Corporation
                       Atlantic Acquisition Corporation
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (Title of Class of Securities)

                                   208368 10 0
                     (CUSIP Number of Class of Securities)

                       SERIES A ESOP CONVERTIBLE JUNIOR
                      PREFERRED STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                 NOT AVAILABLE
                     (CUSIP Number of Class of Securities)



                               JAMES C. BISHOP, JR.
                         EXECUTIVE VICE PRESIDENT-LAW
                         NORFOLK SOUTHERN CORPORATION
                            THREE COMMERCIAL PLACE
                         NORFOLK, VIRGINIA 23510-2191
                           TELEPHONE: (757) 629-2750
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)


                                with a copy to:
                              RANDALL H. DOUD, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000


    This Amendment No 6 amends the Tender Offer Statement on Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated November 8, 1996 (the "Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the Supplement or the
Schedule 14D-1.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 is hereby amended to add the following:
(a)(37)  Text of Advertisement appearing in newspapers commencing
November 11, 1996.


  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

  November 12, 1996

  NORFOLK SOUTHERN CORPORATION

   By: /s/ JAMES C. BISHOP, JR.
   _____________________________
   Name:  James C. Bishop, Jr.
   Title:  Executive Vice President-Law

   ATLANTIC ACQUISITION CORPORATION

   By: /s/ JAMES C. BISHOP, JR.
   _____________________________
   Name:  James C. Bishop, Jr.
   Title:  Vice President and General Counsel



EXHIBIT INDEX

  Exhibit
  Number                  Description                                   Page

  (a)(37) Text of Advertisement appearing in newspapers commencing November 11, 1996.